Filed by Entergy Corporation

        Pursuant to Rule 425 under the Securities Act of 1933

              And deemed filed pursuant to Rule 14a-12
               Of the Securities Exchange Act of 1934

                Subject Company: Entergy Corporation
                     Commission File No. 1-11299



Inside Entergy Article dated August 3, 2000 - Stakeholders react to Entergy-FPL Merger news

8/03/00 - Stakeholders react to Entergy-FPL merger news


As the surprise wore off from Monday's surprise merger announcement and the facts came into clearer focus, the reaction from most stakeholders is one of cautious optimism.

Entergy employees from around the system responded to the surprise announcement with a lot of curiosity, a little anxiety and a sense of optimism. Reactions shared with Entergy's proposed counterparts at FPL Group.

Jurisdiction presidents assured employees that the deal would not dramatically impact their work or dampen the commitment to customer service.

Jerry Jackson speaking to Louisiana employees in Baton Rouge emphasized several times that Entergy will "not cut one penny" from customer service and reliability as a result of the merger.

Entergy Mississippi President Carolyn Shanks reassured her employees that the strategy of opening customer assistance desks will not change and that there are no anticipated reductions in field operations.

Joe Domino, Entergy Texas president, reassured employees at an employee meeting in Beaumont that this is a merger of equals. He added that customers should see no impact from the change.

As for corporate employees, who couldn't help but see that they could be most impacted by the possible reduction in duplicated services, they put aside their anxiety to see the positives. Entergy President Don Hintz recognized their reservations about the news and said that employees are better off with this merger and the opportunities it brings in contrast to the very real possibility of an unsolicited takeover. This view gained the acceptance of corporate employees, who know this is the start of a long process that offers opportunity as well as uncertainty.

Naturally, employees have numerous questions. These wide ranging questions address many good issues but for many it is far too early in the process to adequately address them. Details on all aspects of the business will be determined in the months ahead as transition teams begin their work. Both companies are dedicated to getting information out to employees as it becomes available.

The financial world has had a mixed response to the announcement. Many analysts accept the wisdom of the merger but are concerned by what they see as an uncertain road to regulatory approval. Five state regulatory bodies and the City of New Orleans must approve the deal.

The stock prices of both companies had a sharp decline following the announcement but have since rebounded as investors have studied and digested the merger of information.

The general opinion in the financial world is that this is a positive move for both companies and that the prices of both stocks will stabilize until the merger is completed.

State level reactions have been upbeat, while the City of New Orleans officials have expressed concern over the loss of the Entergy corporate headquarters. Entergy officials have briefed the City Council and the Mayor on the move of the utility operations for the combined company to the Crescent City and this has met with again, cautious optimism.

Carolyn Shanks described the reaction of Mississippi regulators as quite positive about the opportunities for strengthening the company and possibly lowering customer costs. Furthermore, she had assured them the merger would have no impact on our contribution efforts, such as low-income initiatives, our financial assistance in the Delta, and economic development.

Joe Domino said, "Pat Wood, PUCT chairman, told me that he is delighted. He knows FP&L well. Wood says it is a good company with a good reputation. He is particularly impressed by their environmental record, which includes power produced from non-traditional sources such as wind and solar energy."

Most stakeholders - analyst to employees to politicians to stockholders - understand that Monday's news is merely the beginning of a long process.
A long process characterized by hard work and opportunity - the opportunity to be part of a growing, successful major company that will not only survive but also shape the industry.

Safe Harbor Statement under the Private Securities
Litigation Reform Act of 1995

This presentation contains forward looking statements within the meaning of the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. Investors are cautioned that such forward-looking statements with respect to revenues, earnings, performance, strategies, prospects and other aspects of the businesses of FPL Group, Inc. and Entergy Corporation are based on current expectations that are subject to risk and uncertainties. A number of factors could cause actual results or outcomes to differ materially from those indicated by such forward looking statements. These factors include, but are not limited to, risks and uncertainties relating to: changes in laws or regulations, changing governmental policies and regulatory actions with respect to allowed rates of return including but not limited to return on equity and equity ratio limits, industry and rate structure, operation of nuclear power facilities, acquisition, disposal, depreciation and amortization of assets and facilities, operation and construction of plant facilities, recovery of fuel and purchased power costs, decommissioning costs, present or prospective wholesale and retail competition (included but not limited to retail wheeling and transmission costs), political and economic risks, changes in and compliance with environmental and safety laws and policies, weather conditions (including natural disasters such as hurricanes), population growth rates and demographic patterns, competition for retail and wholesale customers, availability, pricing and transportation of fuel and other energy commodities, market demand for energy from plants or facilities, changes in tax rates or policies or in rates of inflation or in accounting standards, unanticipated delays or changes in costs for capital projects, unanticipated changes in operating expenses and capital expenditures, capital market conditions, competition for new energy development opportunities and legal and administrative proceedings (whether civil, such as environmental, or criminal) and settlements and other factors. Readers are referred to FPL Group, Inc.'s and Entergy Corporation's most recent reports filed with the Securities and Exchange Commission.

Additional Information and Where to Find It

In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation will file a joint proxy statement / prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT / PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement /prospectus (when available) and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement / prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420, Telephone: (561) 694-4000. Free copies of
Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (504) 576-4000.

Participants in Solicitation

FPL Group, Inc., Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger.
Information concerning FPL Group's participants in the solicitation is set forth in FPL Group's Current Report on Form 8-K filed with the Commission on July 31, 2000, and information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.

This document is being filed pursuant to rule 425 under the securities act of 1933 and deemed filed pursuant to rule 14a-12 under the exchange act of 1934. This document does not constitute an offer of sale of securities.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed merger, FPL Group, Inc. and Entergy Corporation will file a joint proxy statement/prospectus with the Securities and Exchange Commission. INVESTORS AND SECURITY HOLDERS ARE ADVISED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the joint proxy statement/prospectus (when available) and other documents filed by FPL Group, Inc. and Entergy Corporation with the Commission at the Commission's web site at http://www.sec.gov. Free copies of the joint proxy statement/prospectus, once available, and each company's other filings with the Commission may also be obtained from the respective companies. Free copies of the FPL Group's filings may be obtained by directing a request to FPL Group, Inc., 700 Universe Blvd., P.O. Box 14000, Juno Beach, FL 33408-0420, Telephone: (561) 694-4000. Free copies of Entergy's filings may be obtained by directing a request to Entergy Corporation, 639 Loyola Avenue, New Orleans, Louisiana 70113, Telephone: (504) 576-4000.

PARTICIPANTS IN SOLICITATION

Entergy Corporation and their respective directors, executive officers and other members of their management and employees may be soliciting proxies from their respective stockholders in favor of the merger. Information concerning Entergy's participants in the solicitation is set forth in Entergy's Current Report on Form 8-K filed with the Commission on July 31, 2000.